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                                  Form 51-102F3
                             Material Change Report

PART 1   CONTENT OF MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

         CoolBrands International Inc. ("CoolBrands")
         8300 Woodbine Avenue
         5th Floor
         Markham, Ontario
         L3R 9Y7

Item 2   Date of Material Change

         December 23, 2005

Item 3   News Release

         A press release was issued by Canada Newswire on December 22, 2005 and on December 28, 2005 in Toronto.

Item 4   Summary of Material Change

         On December 23, 2005, CoolBrands sold substantially all of its franchising division to International Franchise Corp. for cash consideration of US$8 million.

Item 5   Full Description of Material Change

         On December 23, 2005, CoolBrands sold substantially all of its franchising division to International Franchise Corp. for cash consideration of US$8 million.

         The portion of the franchise division sold operates by franchising and licensing retail outlets serving primarily frozen yogurt and ice cream under the Bresler's, I Can't Believe It's Yogurt, Ice Cream Churn, Swensen's, and Yogen Fruz trademarks. CoolBrands continues to operate as franchisor of retail outlets under the Jerry Tucci's Pizza Pasta and Tropicana Smoothies trademarks.

         The sale of the franchising division will allow CoolBrands to focus its resources in its pre-packaged consumer products division, yogurt division, foodservice division and dairy components division. A portion of the proceeds from the sale has been used to repay short term borrowings and the balance will be used for general working capital requirements of CoolBrands.

         International Franchise Corp. is a company controlled by Mr. Aaron Serruya, a director of CoolBrands and the senior executive responsible for the franchising division at CoolBrands. The sale transaction was reviewed and unanimously recommended to the board of directors of CoolBrands by a committee of independent directors of CoolBrands, consisting of Robert E. Baker, Romeo De Gasperis and Arthur Waldbaum, and was



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unanimously approved by the board of directors of CoolBrands. As part of their review of the transaction, the independent committee and the board of directors received a fairness opinion from Duff & Phelps, LLC who acted as exclusive financial advisor to CoolBrands and who assisted CoolBrands in marketing the division to potential buyers.

         Under the terms of the transaction, CoolBrands, directly and through certain wholly-owned subsidiaries, sold to International Franchise Corp. all of the issued and outstanding equity interests of Swensen's Inc., Yogen Fruz Acquisitions Inc., Yogen Fruz Canada Inc. and YF Franchise LLC (formerly CoolBrands Franchise LLC).

         In connection with the transaction, CoolBrands and/or certain of its subsidiaries also entered into certain agreements with International Franchise Corp. including the following:

o pursuant to a transition services agreement, CoolBrands agreed to have certain of its employees provide certain accounting and other franchisee related services to International Franchise Corp. for a period of up to one year from the closing of the transaction at CoolBrands' allocated cost for such employees in order to facilitate an orderly transition of the business of the franchise division to the purchaser;

o pursuant to a mutual non-competition and non-solicitation agreement, each of CoolBrands and International Franchise Corp. agreed on certain restrictions with respect to the sale of certain products to certain of their customers for a period of five years;

o pursuant to a supply agreement, International Franchise Corp. retained a wholly-owned subsidiary of CoolBrands as its exclusive supplier in the United States of all ice cream, frozen yogurt, ice cream and yogurt mixes and other frozen confection products and mixes using the trademarks sold to International Franchise Corp. The initial term of the agreement ends on December 31, 2006, subject to automatic renewal of successive terms of one year until termination of the agreement. The agreement may be terminated by mutual consent of the parties or by either party upon providing not less than 90 days prior notice to the other party if the other party is in default of any material obligation under the agreement. The supply is subject to annual adjustments on pricing terms based upon a rolling 12-month forecast delivered by International Franchise Corp. and terminates if in connection with any annual renewal, International Franchise Corp. is able to obtain more favourable pricing terms from a third party and CoolBrands is unwilling to match such pricing; and

o        under a trademark license agreement, International Franchise Corp.
         granted to a wholly-owned subsidiary of CoolBrands a perpetual, non-exclusive, royalty-free and fully paid up license and a right to grant sub-licenses to certain franchisees with respect to the Bresler's, I Can't Believe It's Yogurt and Swensen's trademarks.

         Mr. Aaron Serruya remains on the board of directors of CoolBrands, but as a result of the transaction is no longer an executive officer of CoolBrands. The transaction is a "related party transaction" pursuant to Ontario Securities Commission Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions, and is exempt


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from the formal valuation and minority approval requirements of that rule since the subject matter of the transaction is less than 25% of the market capitalization of CoolBrands.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not Applicable.

Item 7   Omitted Information

         Not Applicable.

Item 8   Executive Officer

         For further information, please contact David J. Stein, Chief Executive Officer, CoolBrands at (631) 737-9700.

Item 9   Date of Report

         December 28, 2005